UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 3)*

                       KinderCare Learning Centers, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $ .01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  494521 30 5
-------------------------------------------------------------------------------
                                (CUSIP Number)


       KLC Associates, L.P., KKR Associates (KLC) L.P., KKR-KLC L.L.C.,
  KKR Partners II, L.P. and KKR Associates L.P. c/o Kohlberg Kravis Roberts
     & Co., L.P., 9 West 57th Street, New York, N.Y. 10019 (212) 750-8300
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 5, 2004
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 494521 30 5

--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          KLC Associates, L.P.
--------- ---------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) / /
                                                                     (b) / /
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4.     SOURCES OF FUNDS (SEE INSTRUCTIONS)

          Not Applicable

--------- ---------------------------------------------------------------------
   5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             / /

--------- ---------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

-------------------- -------- -------------------------------------------------
 NUMBER OF SHARES      7.     SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING
      PERSON                                  15,454,210
       WITH
                     -------- -------------------------------------------------
                       8.     SHARED VOTING POWER

                                              0
                     -------- -------------------------------------------------
                       9.     SOLE DISPOSITIVE POWER

                                              15,454,210
                     -------- -------------------------------------------------
                       10.    SHARED DISPOSITIVE POWER

                                              0
--------- ---------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              15,454,210
--------- ---------------------------------------------------------------------
  12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                              / /

--------- ---------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              78.36%
--------- ---------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                              PN
--------- ---------------------------------------------------------------------

CUSIP NO. 494521 30 5

--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS (ENTITIES ONLY)
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          KKR Associates (KLC) L.P.

--------- ---------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) / /
                                                                      (b) / /
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4.     SOURCES OF FUNDS (SEE INSTRUCTIONS)

          Not Applicable

--------- ---------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              / /

--------- ---------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

-------------------- -------- -------------------------------------------------
 NUMBER OF SHARES      7.     SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING
      PERSON                                  0
       WITH

                     -------- -------------------------------------------------
                       8.     SHARED VOTING POWER

                                              15,454,210

                     -------- -------------------------------------------------
                       9.     SOLE DISPOSITIVE POWER

                                              0

                     -------- -------------------------------------------------
                       10.    SHARED DISPOSITIVE POWER

                                              15,454,210

--------- ---------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              15,454,210

--------- ---------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          / /

--------- ---------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              78.36%

--------- ---------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


                                              PN

--------- ---------------------------------------------------------------------

CUSIP NO. 494521 30 5

--------- ---------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS (ENTITIES ONLY)
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          KKR-KLC L.L.C.

--------- ---------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a) / /
                                                                   (b) / /

--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          Not Applicable

--------- ---------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                           / /

--------- ---------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

-------------------- -------- -------------------------------------------------
 NUMBER OF SHARES      7.     SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING
      PERSON                                  0
       WITH
                     -------  -------------------------------------------------
                       8.     SHARED VOTING POWER

                                              15,454,210

                     -------- -------------------------------------------------
                       9.     SOLE DISPOSITIVE POWER

                                              0

                     -------- -------------------------------------------------
                       10.    SHARED DISPOSITIVE POWER

                                              15,454,210

--------- ---------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              15,454,210

--------- ---------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                              / /


--------- ---------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              78.36%

--------- ---------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                              OO
--------- ---------------------------------------------------------------------

CUSIP NO. 494521 30 5

--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS (ENTITIES ONLY)
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          KKR Partners II, L.P.

--------- ---------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                      (b) / /

 --------- --------------------------------------------------------------------
   3       SEC USE ONLY

--------- ---------------------------------------------------------------------
   4.     SOURCES OF FUNDS (SEE INSTRUCTIONS)

          Not Applicable

--------- ---------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              / /

--------- ---------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

-------------------- -------- -------------------------------------------------
 NUMBER OF SHARES      7.     SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING
      PERSON                                  203,684
       WITH

                     -------- -------------------------------------------------
                       8.     SHARED VOTING POWER

                                              0

                     -------- -------------------------------------------------
                       9.     SOLE DISPOSITIVE POWER

                                              203,684

                     -------- -------------------------------------------------
                       10.    SHARED DISPOSITIVE POWER

                                              0

--------- ---------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              203,684

--------- ---------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                              / /


--------- ---------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              1.03%
--------- ---------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                              PN
--------- ---------------------------------------------------------------------

CUSIP NO. 494521 30 5

--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS (ENTITES ONLY)
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          KKR Associates L.P.

--------- ---------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) / /
                                                                    (b) / /

--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          Not Applicable

--------- ---------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             / /

--------- ---------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

-------------------- -------- -------------------------------------------------
 NUMBER OF SHARES      7.     SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING
      PERSON                                  0
       WITH

                     -------- -------------------------------------------------
                       8.     SHARED VOTING POWER

                                              203,684

                     -------- -------------------------------------------------
                       9.     SOLE DISPOSITIVE POWER

                                              0

                     -------- -------------------------------------------------
                       10.    SHARED DISPOSITIVE POWER

                                              203,684

--------- ---------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              203,684

--------- ---------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                       / /

--------- ---------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              1.03%

--------- ---------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                              PN
--------- ---------------------------------------------------------------------

                        Amendment No. 3 to Schedule 13D

         The Statement on Schedule 13D, as previously amended (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Issuer Common Stock"), of KinderCare Learning Centers, Inc., a Delaware corporation (the "Issuer"), as previously filed by the Reporting Persons, consisting of KLC Associates, L.P. ("KLC Associates"), KKR Associates (KLC) L.P. ("KKR Associates KLC"), KKR-KLC L.L.C. ("KKR-KLC LLC"), KKR Partners II, L.P. ("KKR Partners II") and KKR Associates L.P. ("KKR Associates") is hereby amended and supplemented with respect to the items set forth below. Capitalized terms used without definition have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.  Purpose of Transaction.

         Item 4 is hereby amended as follows:

         On November 5, 2004, KLC Associates and KKR Partners II entered into an Agreement and Plan of Merger (the "Merger Agreement") with KU Education LLC ("Parent"), KUE Merger Sub Inc., a wholly-owned subsidiary of KU Education LLC ("Merger Sub"), Issuer, TCW Special Credits Fund V - The Principal Fund and David J. Johnson. Subject to the terms and conditions of the Merger Agreement,
(a) KLC Associates and KKR Partners II, along with other shareholders of the Issuer, will sell to Parent all of the shares of Issuer Common Stock owned by them (the "Stock Purchase") and (b) immediately thereafter Merger Sub will merge with and into Issuer (the "Merger"), with each shareholder of Issuer receiving the same cash consideration in the Merger as KLC Associates, KKR Partners II and such other shareholders receive in the Stock Purchase. Pursuant to the Merger Agreement, the per share price is determined by a formula which Issuer estimates will result in a price of approximately $25.94 per share of Issuer Common Stock, $24.74 of which would be paid upon closing and $1.20 of which would be placed in escrow for one year to satisfy indemnification obligations. As a result of the transactions contemplated by the Agreement, Issuer will become a wholly-owned subsidiary of Parent.

Item 4 is hereby supplemented by the following:

1. Agreement and Plan of Merger, dated as of November 5, 2004, by and among KU Education LLC, KUE Merger Sub Inc., KinderCare Learning Centers, Inc., KLC Associates, L.P., KKR Partners II, L.P., TCW Special Credit Fund V - The Principal Fund and David J. Johnson (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by KinderCare Learning Centers, Inc. on November 9, 2004 (File No. 000-17098)).

ITEM 5.  Interest in Securities of the Issuer.

     Item 5 is hereby supplemented by the following:

     The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by the information set forth in Item 4, which is incorporated by reference herein.

     The number of shares of Issuer Common Stock previously reported as beneficially owned by each of the Reporting Persons has been adjusted to reflect a 2-for-1 stock split effected on August 20, 2002.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by the information set forth above in Items 4 and 5, which is incorporated by reference herein.

ITEM 7.  Material to be Filed as Exhibits.

     Item 7 is hereby supplemented by the following

6. Agreement and Plan of Merger, dated as of November 5, 2004, by and among KU Education LLC, KUE Merger Sub Inc., KinderCare Learning Centers, Inc., KLC Associates, L.P., KKR Partners II, L.P., TCW Special Credit Fund V - The Principal Fund and David J. Johnson (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by KinderCare Learning Centers, Inc. on November 9, 2004 (File No. 000-17098)).

                                   Signature

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     November 10, 2004




                                    KLC Associates, L.P.

                                    By: KKR ASSOCIATES (KLC) L.P.,
                                    its General Partner

                                    By: KKR-KLC L.L.C.,
                                    its General Partner

                                    By: /s/ Michael W. Michelson
                                        --------------------------
                                        Name:    Michael W. Michelson
                                        Title:   Member





                                    KKR Associates (KLC) L.P.

                                    By: KKR-KLC L.L.C.,
                                    its General Partner

                                    By: /s/ Michael W. Michelson
                                        --------------------------
                                        Name:    Michael W. Michelson
                                        Title:   Member

                                    KKR-KLC L.L.C



                                    By: /s/ Michael W. Michelson
                                        --------------------------
                                        Name:    Michael W. Michelson
                                        Title:   Member




                                    KKR Partners II, L.P.

                                    By:  KKR ASSOCIATES L.P.,
                                    its General Partner


                                    By: /s/ Michael W. Michelson
                                        --------------------------
                                        Name:    Michael W. Michelson
                                        Title:   General Partner



                                    KKR Associates L.P.


                                    By: /s/ Michael W. Michelson
                                        --------------------------
                                        Name:    Michael W. Michelson
                                        Title:   General Partner